PARAMOUNT RESOURCES LTD.
Calgary, Alberta
May 4, 2005

NEWS RELEASE:	PARAMOUNT RESOURCES LTD.
Financial and Operating Results
for the First Quarter Ended March 31, 2005

CALGARY, ALBERTA – Paramount Resources Ltd. (“Paramount” or the “Company”) is pleased to announce its financial and operating results for the quarter ended March 31, 2005.

Financial Highlights

($ thousands except per share amounts and where stated otherwise)

	Three Months Ended March 31
	2005	2004	% Change

FINANCIAL
Petroleum and natural gas sales, net of transportation costs	167,343	105,504	59%
Cash flow (1)
From operations	100,038	59,554	68%
Per share - basic	1.57	1.00	57%
- diluted	1.54	0.99	56%
Earnings
Net earnings (loss)	(45,558)	3,179	-1533%
Per share - basic	(0.72)	0.05	-1540%
- diluted	(0.70)	0.05	-1500%
Capital expenditures (2)
Exploration and development	186,377	111,769	67%
Acquisitions, dispositions and other	10,915	(2,939)	471%
Net capital expenditures	197,292	108,830	81%
Total assets (3)	1,679,877	1,542,786	9%
Net debt (3) (4)	633,053	451,187	40%
Shareholders’ equity (3)	590,821	625,039	-5%
Common shares outstanding (thousands)
- March 31, 2005	64,098	59,291	8%
- May 3, 2005	64,098

OPERATING
Production
Natural gas (MMcf/d)	203	141	44%
Crude oil and liquids (Bbl/d)	7,925	5,675	40%
Total production (Boe/d) @ 6:1	41,714	29,178	43%

Average prices (5)
Natural gas (pre-financial instruments) ($/Mcf)	7.00	6.54	7%
Natural gas ($/Mcf) (6)	7.59	6.92	10%
Crude oil and liquids (pre-financial instruments) ($/Bbl)	55.48	41.87	33%
Crude oil and liquids ($/Bbl) (6)	56.11	38.38	46%

	Three Months Ended March 31
	2005	2004	% Change

Drilling activity (gross)
Gas	94	81	16%
Oil	10	4	150%
Oilsands evaluation (7)	23	17	35%
D&A	6	4	50%
Total wells	133	106	25%
Success rate (7)	95%	96%	-1%

———————————
(1)	Cash flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items, dry hole costs and geological and geophysical costs. The Company considers cash flow from operations a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future growth through capital investment and to repay debt. Cash flow should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP.

(2)	Excludes capital expenditures of discontinued operations and other minor accounting adjustments.

(3)	Comparative figures are as at December 31, 2004.

(4)	Net debt is equal to long-term debt including working capital.

(5)	Average prices are net of transportation costs.

(6)	Excludes non-cash gains and losses on financial instruments.

(7)	Success rate excludes oilsands evaluation wells.

Review of Operations

Kaybob

Production in the first quarter of 2005 averaged 113 MMcf/d of natural gas and 5,234 Bbl/d of oil and natural gas liquids (“NGLs”) for a total of 24,116 Boe/d, a two percent increase from the fourth quarter production of 107 MMcf/d of natural gas and 5,911 Bbl/d oil and NGLs for a total of 23,678 Boe/d. First quarter production volumes were up substantially from the previous year’s average volumes of 20,157 Boe/d due to acquisitions made in 2004 and the successful drilling program. Included within these volumes was production from East Kaybob that became part of Trilogy Energy Trust (“Trilogy”) effective April 1, 2005. Production from East Kaybob in the first quarter of 2005 was 103 MMcf/d of natural gas and 4,950 Bbl/d oil and NGLs for a total of 22,026 Boe/d. Additional wells, with production capabilities of 10 MMcf/d and 300 Bbl/d, could be brought onstream in the summer if surface conditions permit well tie-ins.

Paramount participated in the drilling of 35 (19.6 net) wells in the first quarter of 2005, as compared to 25 (18.2 net) wells in the first quarter of 2004. Of these wells, 19 (14.4 net) were drilled in the East Kaybob area with an average working interest of 75.8 percent and the remaining 16 (5.2 net) wells were drilled in the West Kaybob area, with a 31.3 percent average working interest. The difference in working interest between the two areas reflects Paramount’s strategy of reducing the capital exposure on deeper prospects through farm outs. The majority of the wells in the East Kaybob area were targeting the Gething as the primary producing zone, as part of the down spacing program, with opportunities to exploit additional uphole potential.

First quarter 2005 capital spending was $54 million, before land, versus $29 million for the same period in 2004. An additional $13 million was spent acquiring land in the East Kaybob (Trilogy properties) and West Kaybob properties in the first quarter. This activity and capital spending represents 40 percent of the expected 2005 capital budget of $135 million, excluding land, for the both the East Kaybob and West Kaybob areas. Approximately $44 million (81 percent) was spent on drilling and completion operations and the remaining $10 million (19 percent) on tie-ins, facilities and seismic expenditures. The cost of drilling and completing wells in the West Kaybob area are considerably higher than the typical well in the

East Kaybob area, and also additional capital was required in the West to complete and tie-in wells that were acquired in the recent acquisition.

The majority of activities for the remainder of the year on the assets transferred to Trilogy Energy Trust will be focused on down-spacing opportunities. The West Kaybob area that remains in Paramount will see continued drilling through the summer to reach its forecasted 2005 exit rate of 5,000 Boe/d. Finding and development and operating costs should decline throughout the year as Paramount continues to capitalize on developing reserves within the existing infrastructure and the winter activity is completed.

Grande Prairie

Production for the first quarter of 2005 averaged 36 MMcf/d of natural gas and 311 Bbl/d of oil and NGLs for a total of 6,267 Boe/d, a one percent increase from 2004 fourth quarter production of 6,207 Boe/d. Included within these volumes was production from Marten Creek, which became part of Trilogy effective April 1, 2005. During the first quarter of 2005 production from Marten Creek averaged 19 MMcf/d of natural gas or a total of 3,166 Boe/d as compared to 2,867 Boe/d in the fourth quarter of 2004.

The major accomplishments for the first quarter were the drilling of 27 (25.1 net) wells, completing 19 (9 net) wells, the tie in of 12 (10.8 net) wells, installing three compressors and completing a large 3D seismic program. Of these activities 14 (14 net) wells drilled, 14 (14 net) wells completed and 8 (8 net) wells tied-in were related to Marten Creek. Drilling, completion and construction operations were hampered by an early spring breakup. An additional three completed wells with tested capability of 5 MMcf/d are to be tied-in as soon as conditions permit and a fourth well tested oil at greater than 50 Bbl/d will be put on a longer-term test. There are also follow up locations to these wells. Surface conditions permitting, another six standing wells will be completed and tested, for which, there is a high potential of success on several of these wells. With the transfer of the Marten Creek property to Trilogy, the Grande Prairie Operating Unit team will be focusing on the remaining Grande Prairie assets.

Three strategic farmouts have the potential to result in 1.5 MMcf/d of net natural gas production. Thus far, one of these farmout wells has been evaluated and shows commercial rates. The Grande Prairie Operating Unit is currently drilling a well in British Columbia that has potential to discover significant reserves with high deliverability.

Paramount expects to drill up to twelve locations targeting multiple zones in Mirage over the balance of the year. Some of the wells are following up on the 3D seismic program that covered about one township. The seismic was primarily focused on the recently acquired farm in lands that extend Paramount’s land base in Mirage.

In addition to the Mirage drilling program, we expect to drill seven to ten more wells before year end.

Northwest Alberta / Cameron Hills, Northwest Territories

Production for the first quarter averaged 19 MMcf/d of natural gas and 941 Bbl/d of oil and NGLs for a total of 4,068 Boe/d a five percent decrease from 21 MMcf/d of natural gas and 819 Bbl/d of oil and NGLs for a total of 4,286 Boe/d in the fourth quarter of 2004. The lower production was due to scheduled facility turnarounds and normal production declines. Production is expected to peak at 30 MMcf/d of natural gas and 950 Bbl/d of oil and NGLs in the second quarter with newly tied-in wells coming on production in the Haro, Bistcho and Cameron Hills areas.

The Northwest Alberta/Cameron Hills Operating Unit completed its 2005 planned work in the first quarter with the exception of a seismic acquisition program in Haro and the recompletion of three wells in Cameron Hills. These projects will be completed in the first quarter of 2006. No further work is scheduled for 2005 as all the areas in the Northwest Alberta / Cameron Hills Operating Area are winter access only. Capital expenditures in the first quarter of 2005 were $29 million. The capital was expended in the participation in the drilling of 27 (15.8 net) and the tie-in of 21 (13.8 net) wells.

Northwest Territories / Northeast British Columbia

Production from this operating area in the first quarter of 2005 averaged 22 MMcf/d of natural gas and 50 Bbl/d oil and NGLs for a total of 3,733 Boe/d, a three percent increase from the 3,618 Boe/d in the fourth quarter of 2004. Natural gas production levels at the end of April were approximately 28 MMcf/d of natural gas production which reflects the tie-ins and recompletions which were delayed until late March and early April. During the first three months a total of 11 (7.9 net) wells were drilled and workovers/recompletions were conducted on 8 (6 net) wells.

Operational activity in the first quarter was focused on production optimization at the Liard/Maxhamish, Tattoo and Clarke Lake fields. Recompletions and workovers added an incremental 6 MMcf/d (net) of natural gas production. One new well was drilled at Clarke Lake and is expected to be on production in the second quarter. At West Liard, workover activity was delayed due to equipment availability, regulatory approvals and spring breakup. Two wells are currently producing from this field with a third well expected back on production early in the second quarter. Two additional workovers are planned for in May once barging operations across the Liard River commence. Production operations have expanded outside of the Liard Basin area with the drilling of two wells and the tie-in of 2 MMcf/d (net) at Caribou, Northeast British Columbia.

In the Colville Lake area, Paramount and its partner drilled three wells at Maunoir Ridge and two at Turton Lake. Two of these wells were abandoned, two were suspended at total depth and one was suspended after setting surface casing due to spring breakup. Evaluation of the Nogha gas discovery continued with the re-entering and testing of two wells drilled last winter. A future development plan for this area will depend on the interpretation of the results from this year’s program as well as the ongoing Mackenzie Valley Pipeline hearing process.

Southern

The Southern Operating Unit produced an average of 11 MMcf/d of natural gas and 1,366 Bbl/d of oil and NGLs in the first quarter of 2005 for a total of 3,209 Boe/d which was an eight percent decrease from the 2004 fourth quarter production of 3,487 Boe/d. The decrease was the result of normal production decline in the Chain area. Also operational problems were experienced in our North Dakota and Montana properties stemming from cold weather.

In the fourth quarter of 2004, Paramount drilled 18 Coalbed Methane (“CBM”) wells and four Belly river gas wells in Chain area. Flow tests of the wells indicate we have over 3.5 MMcf/d of natural gas capability which will be tied in during the second quarter of 2005.

In the first quarter of 2005, we participated in 5 (0.7 net) non-operated wells in Alder flats, Brownfield, Chain and Enchant in Alberta and 4 (0.4 net) non-operated wells in North Dakota and Montana. These wells were 95 percent successful.

The main activity in the first quarter was preparing for our large drilling and construction program in Chain which will commence in the second quarter and continue to the end of the year. As we have stated previously, Paramount is well placed in the Horseshoe Canyon CBM trend, and we are embarking on a multi-year development program to harness this resource.

Heavy Oil

During the first quarter of 2005 Paramount formed a Partnership and a Joint Venture with North American Oil Sands Corporation (“NAOSC”) to find, develop, produce and market potential Paramount and NAOSC bitumen resources from the central Athabasca oil sands area. Paramount and NAOSC then procured an additional 12 sections of land in the Hangingstone area. Each of Paramount and NAOSC now own an undivided 50 percent interest in the joint assets in the Partnership land holdings, which comprise of 251.5 sections or approximately 160,000 acres of land in the Leismer, Corner, Hangingstone and Thornbury areas.

In the first quarter Paramount drilled 5 (5.0 net) oil sands evaluation wells (“OSE”) in the wholly owned Surmont area. Paramount and NAOSC drilled 18 (9.0 net) oil sands evaluation wells on the partnership lands. Paramount and its partner intend to proceed with plans for an oil sands recovery demonstration project upon confirmation of sufficient recoverable reserves at the first of several potential commercial development projects.

Financial

Petroleum and natural gas sales net of transportation but before financial instruments totaled $167.3 million for the three months ended March 31, 2005, as compared to $105.5 million for the comparable period in 2004. The increase is mainly the result of the increase in production as a result of the acquisitions made after the first quarter of 2004 and a successful drilling program. Cash flow for the first quarter of 2005 totaled $100 million or $1.57 per basic share as compared to $59.6 million or $1.00 per basic share for the first quarter of 2004. The 68 percent increase in cash flow is primarily due to higher petroleum and natural gas sales resulting from increased production volumes and higher commodity prices, partially offset by higher operating costs and general and administrative expenses.

A net loss of $45.6 million or $0.72 per basic share was recorded for the three months ended March 31, 2005 as compared to net earnings of $3.2 million or $0.05 per basic share for the three months ended March 31, 2004. The decrease in earnings is the result of the one time charge for the premiums paid on the note exchange and consent solicitation and the increase in financial instrument losses.

Trilogy Energy Trust

Paramount completed the spin-out of Trilogy Energy Trust on April 1, 2005. The special meeting of securityholders to consider the Trust Spinout transaction was held on Monday, March 28, 2005. The Trust Spinout was effected through an arrangement under the Business Corporations Act (Alberta) by the Court of Queen’s Bench of Alberta on March 29, 2005 and closing of the transaction was April 1, 2005. At the special meeting, Shareholders and optionholders voted 99.9 percent in favour of the arrangement, and the arrangement also received the majority of the minority approval giving overwhelming approval to the spinout of Trilogy Energy Trust.

At the completion of the Trust Spinout Paramount shareholders owned 100 percent of post-reorganization Paramount and 81 percent of the outstanding units of Trilogy with Paramount owning the remaining 19 percent of the outstanding units. There are approximately 64.1 million common shares of Paramount and 79.1 million units of Trilogy outstanding after completion of the Trust Spinout of which, Paramount retained ownership of approximately 15 million units.

Trilogy now indirectly own certain of Paramount’s existing assets with current production of approximately 25,000 Boe/d (80 percent natural gas). These assets, in the Kaybob and Marten Creek areas of Alberta, are primarily low-risk, high working interest, lower decline properties that are geographically concentrated with numerous infill drilling opportunities and good access to infrastructure and processing facilities to be operated and controlled by Trilogy. Through Trilogy, unit holders will receive regular distributions of cash derived from the cash flow produced by Trilogy’s low-risk development assets. Due to Trilogy’s extensive development drilling portfolio, it is anticipated that Trilogy will retain approximately 35 percent of its cash flow for capital expenditures with the remaining 65 percent of its cash flow being distributed to unit holders in monthly distributions. This extensive development drilling portfolio is expected to make Trilogy less reliant on the competitive acquisition market for developed assets to maintain and grow distributions. Trilogy Energy Trust’s initial distribution of $0.16 per Trust Unit will be paid on May 16, 2005 for unitholders of record on May 2, 2005. It is expected that this level of distributions of $0.16 per unit per month will be sustainable for the foreseeable future assuming petroleum and natural gas prices remain at the current forward market level.

Outlook

Paramount has budgeted a total of $340 million for capital expenditures for 2005; of this, $100 million is to be directed to the Trilogy assets and the remaining $240 million will be directed to the properties retained by Paramount Resources Ltd. This capital program of $100 million for Trilogy is intended to replace all of the reserves forecasted to be produced at 120 MMcf/d of natural gas and 5,000 Bbl/d of oil and NGLs or 25,000 Boe/d. Paramount’s capital program is designed to grow production from the current 20,000 Boe/d to 25,000 Boe/d by the end of the year. After giving effect to the spinout of Trilogy Energy Trust, cash flow for 2005 is anticipated to be $270 million ($4.20/share). We look forward to delivering further value to Paramount shareholders by continuing to provide growth through its short and medium term drilling opportunities in each of the operating units as well as the longer term projects the Company continues to work on such as Colville Lake in the Northwest Territories and bitumen development projects in northeast Alberta.

Advisory Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. The forward-looking statements in this news release include statements with respect to future production, capital expenditures, drilling, operating costs, cash flow, and the magnitude of oil and natural gas reserves. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because we can give no assurance that such expectations will prove to have been correct. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic business and market conditions, fluctuations in interest rates, production estimates, our future costs, future crude oil and natural gas prices, and our reserve estimates. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to update our forward-looking statements except as required by law.

A conference call will be held with the senior management of Paramount Resources Ltd. to answer questions with respect to the 2005 first quarter results at 9:00 a.m. MST on Thursday, May 5, 2005. To participate please call 1-800-766-6630 or 1-416-695-5261 approximately 15 minutes before the call is to begin.

The conference call will be live webcast from www.paramountres.com.

A replay of the conference call will be available within an hour of the call for seven days: until May 12, 2005. The number for the replay is 1-888-509-0082 or 1-416-695-5275.

The conference call will be available for replay on the Company website, www.paramountres.com within two hours of the webcast.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600
Fax: (403) 262-7994

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

Paramount Resources Ltd. (“Paramount” or the “Company”) is pleased to report its financial and operating results for the three months ended March 31, 2005.

The following discussion of financial position and results of operations should be read in conjunction with the interim unaudited consolidated financial statements and related notes for the three months ended March 31, 2005, as well as the audited consolidated financial statements and related notes and MD&A for the year ended December 31, 2004. The date of this MD&A is May 4, 2005.

This MD&A contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. The forward-looking statements in this MD&A include statements with respect to, among other things: Paramount’s business strategy, Paramount’s intent to control marketing and transportation activities, reserve estimates, production estimates, hedging policies, asset retirement costs, the size of available income tax pools, the Company’s credit facility, the funding sources for the Company’s capital expenditure program, cash flow estimates, environmental risks faced by the Company and compliance with environmental regulations, commodity prices, and the impact of the adoption of various Canadian Institute of Chartered Accountants Handbook Sections and Accounting Guidelines.

Although Paramount believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because the Company can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements to be incorrect, including known and unknown risks and uncertainties inherent in the Company’s business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate and interest rate fluctuations, availability of services and supplies, market competition, uncertainties in the estimates of reserves, the timing of development expenditures, production levels and the timing of achieving such levels, the Company’s ability to replace and expand oil and gas reserves, the sources and adequacy of funding for capital investments, future growth prospects and current and expected financial requirements of the Company, the cost of future asset retirement obligations, the Company’s ability to enter into or renew leases, the Company’s ability to secure adequate product transportation, changes in environmental and other regulations, the Company’s ability to extend its debt on an ongoing basis, and general economic conditions. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to update our forward-looking statements except as required by law.

Included in this MD&A are references to financial measures such as cash flow from operations (“cash flow”) and cash flow per share. While widely used in the oil and gas industry, these financial measures have no standardized meaning and are not defined by Canadian generally accepted accounting principles (“GAAP”). Consequently, these are referred to as non-GAAP financial measures. Cash flow appears as a separate caption on the Company’s consolidated statement of cash flows and is reconciled to net earnings. Paramount considers cash flow a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future growth through capital investment and to repay debt. However, cash flow should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with GAAP as an indicator of the Company’s performance.

In this MD&A, certain natural gas volumes have been converted to barrels of oil equivalent (Boe) on the basis of six thousand cubic feet (Mcf) to one barrel (Bbl). Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf=1 Bbl is based on an energy equivalency conversion method, primarily applicable at the burner tip and does not represent equivalency at the wellhead.

Additional information on the Company can be found on the SEDAR website at www.sedar.com.

Paramount is an exploration, development and production company with established operations in Alberta, British Columbia, Saskatchewan, the Northwest Territories, and in Montana, North Dakota and California in the United States. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in the Company’s core areas while maintaining a large inventory of undeveloped acreage, to focus on natural gas as a commodity, and to selectively enter into joint venture agreements for high risk/high return prospects.

Significant Events

APPROVAL OF TRUST SPINOUT

At a special meeting held on March 28, 2005, Paramount’s shareholders and optionholders overwhelmingly approved the arrangement under the previously announced Trust Spinout transaction described in more detail in the Offering Circular of Paramount dated February 28, 2005. On March 29, 2005 Paramount received the final order of the Court of Queen’s Bench approving the arrangement, which became effective April 1, 2005.

Through the plan of arrangement, Shareholders of Paramount received in exchange for each of their Common Shares, one New Common Share of Paramount and one Trust Unit of the new energy trust, Trilogy Energy Trust (the “Trust”). Under this transaction, Shareholders of Paramount would own all the issued and outstanding New Common Shares and 81 percent of the issued and outstanding Trust Units, with the remaining 19 percent of the issued and outstanding Trust Units being held by Paramount.

Pursuant to the plan of arrangement, the Trust indirectly owns certain of Paramount’s existing assets. The assets intended to become indirectly owned by the Trust are located in the Kaybob and Marten Creek areas of Alberta with current production of approximately 25,000 Boe/d. As holders of Trust Units after the plan of arrangement, the Unitholders will receive monthly distributions of the cash flow generated by those assets held by Trilogy Energy LP, a limited partnership, and distributed to Unitholders through the Trust.

As the Trust Spinout was not completed until April 1, 2005, the Company’s consolidated financial statements as at and for the three months ended March 31, 2005 still include the financial condition, results of operations and cash flows relating to the assets included in the Trust Spinout arrangement.

In connection with the Trust Spinout, Paramount has incurred estimated reorganization related costs totaling $4.0 million as at March 31, 2005 which are deferred on the consolidated balance sheet. At closing, the Trust Spinout will not result in a substantial change in ownership of the Spinout Assets, and therefore the transaction will be accounted for at the carrying value of the net assets transferred. The accounting for the Trust Spinout will result in the significant reduction in Paramount’s balance sheet accounts including property, plant and equipment with net book value of approximately $699 million, future income tax liabilities of approximately $166 million, asset retirement obligation of approximately $65 million, goodwill of approximately $19 million and the costs related to the reorganization. The offset to these adjustments in balances will be to shareholders’ equity. There will also be various reductions recorded to other accounts.

NOTES EXCHANGE

As a condition to the Trust Spinout arrangement described above, on February 7, 2005, Paramount completed a note exchange offer and consent solicitation, as amended, issuing US $213,593,000 8 1/2% Senior Notes due 2013 (the “2013 Notes”) and paying aggregate cash consideration of approximately US$36.2 million (Cdn $45.1 million) in exchange for approximately 99.31 percent of the outstanding 7 7/8% Senior Notes due 2010 (the “2010 Notes”) and 100 percent of the outstanding 8 7/8% Senior Notes due 2014 (the “2014 Notes”) and the note holders’ consent to proceed with the Trust Spinout. The premiums paid with respect to the notes exchange and consent solicitation together with related deferred financing charges were charged to income for the three months ended March 31, 2005. As a result of the note exchange, US $913,000 principal amount of the 2010 Notes and no 2014 Notes remained outstanding as at March 31, 2005. Details of the outstanding notes are discussed further in the Liquidity and Capital Resources section of this MD&A.

INTEREST IN OIL SANDS PARTNERSHIP

During the first quarter of 2005, Paramount and North American Oil Sands Corporation (“NAOSC”) formed a 50-50 owned partnership, 68-475 Alberta Oil Sands Partnership (“Oil Sands Partnership”) for the purpose of acquiring, drilling and evaluating oil sands interests in the central portion of the Athabasca Oil Sands region of Alberta. The formation of the Oil Sands Partnership was completed through a series of related events including the sale of 50 percent interest on certain lands from NAOSC to Paramount and vice versa, contribution of the jointly owned lands to the Oil Sands Partnership in exchange of partnership units, cash contribution by NAOSC in exchange of partnership units, and property contribution by Paramount in exchange of cash and partnership units. The net impact of these events to Paramount is primarily the contribution of lands in the Athabasca region of Alberta with a total net book value of approximately $9.6 million to the Oil Sands Partnership in exchange of the issuance of 20,092,863 partnership units to Paramount.

Paramount initially retained a 1 percent gross overriding royalty interest in some of the lands contributed to the Oil Sands Partnership in accordance with the partnership agreement. On March 21, 2005, Paramount contributed this royalty interest to the Oil Sands Partnership in exchange for an additional 8,000,000 partnership units after NAOSC acquired additional partnership units for cash as required by the partnership agreement.

Subsequent to the formation of the Oil Sands Partnership, Paramount also entered into purchase and sale agreements with NAOSC whereby the Company acquired 50 percent interest in certain lands for $10.4 million and disposed of 50 percent interest in other lands for $1.1 million. It is intended that these jointly owned lands will be contributed to the Oil Sands Partnership in exchange of partnership units.

INTEREST IN GAS MARKETING LIMITED PARTNERSHIP

In early March 2005, Paramount completed a transaction whereby it acquired an indirect 25 percent interest in a gas marketing limited partnership, for US$5 million ($6.2 million). The gas marketing limited partnership commenced operations on March 9, 2005.

In conjunction with the acquisition of this equity interest, Paramount will make available for delivery an average of 150,000 GJ/d of natural gas over a five-year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership. The volume and amount of natural gas sold by Paramount to the gas marketing limited partnership from March 9 to 31, 2005 are disclosed in the Related Party Transactions section of this MD&A.

Paramount and Trilogy Energy LP have entered into a Call on Production Agreement whereby Paramount will have the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favorable than the price Paramount will receive on the resale of the natural gas to the gas marketing limited partnership. The term of the Call on Production Agreement is no longer than five years.

Revenue and Production

	Three Months Ended
		March 31,
Revenue (thousands of dollars)	2005	2004

Natural gas, net of transportation costs	$127,768	$83,879
Oil and natural gas liquids, net of transportation costs	39,575	21,625

Petroleum and natural gas revenue, net of transportation costs	167,343	105,504
Loss on financial instruments	(27,930)	(6,462)
Gain on sale of investments	2,367	—

Gross revenue	$141,780	$99,042

Natural gas revenue for the three months ended March 31, 2005 increased 52 percent to $127.8 million as compared to $83.9 million for the same period in 2004. The increase in natural gas revenue resulted primarily from an increase in production levels combined with higher natural gas prices. Gas production for the three months ended March 31, 2005 increased 44 percent to average 203 MMcf/d as compared to 141 MMcf/d in the first quarter of 2004, mainly due to the asset acquisitions in the Kaybob, Liard and Marten Creek areas made subsequent to March

31, 2004. This increase in natural gas production contributed a $38.0 million increase in natural gas revenue during the first quarter 2005. The average natural gas price (net of transportation costs but before financial instruments) of $7.00/Mcf for the three months ended March 31, 2005 was higher compared to the average natural gas price of $6.54/Mcf for the same period in 2004. Higher natural gas prices resulted in a $5.9 million increase in natural gas revenue for the first quarter 2005.

Oil and NGL revenue for the three months ended March 31, 2005 increased 83 percent to $39.6 million as compared to $21.6 million for the same period in 2004. The increase in oil and NGL revenue resulted primarily from higher production volumes combined with higher oil and NGL prices. During the current quarter, production increased 40 percent to 7,925 Bbl/d compared to 5,675 Bbl/d in the comparable period in 2004. The increase in oil and NGL production that resulted in a $10.9 million increase in oil and NGL revenue is primarily a result of the asset acquisitions in 2004. Oil and NGL prices (net of transportation costs but before financial instruments) averaged $55.48/Bbl for the three months ended March 31, 2005 compared to $41.87/Bbl for the same period in 2004, resulting in an increase in oil and NGL revenue of $7.0 million for the current period.

Financial Instruments

Paramount’s financial success is contingent upon the growth of reserves and production volumes and the economic environment that creates a demand for natural gas and crude oil. Such growth is a function of the amount of cash flow that can be generated and reinvested into a successful capital expenditure program. To protect cash flow against commodity price volatility, the Company will, from time to time, manage cash flow by utilizing forward commodity price contracts. The financial instrument program is generally for periods of less than one year and would not exceed 50 percent of Paramount’s current production volumes.

At March 31, 2005, Paramount had the following forward financial and physical contracts in place:

AECO Fixed Price	20,000 GJ/d	$6.28	April 2005 — June 2005
AECO Fixed Price	20,000 GJ/d	$6.30	April 2005 — June 2005
AECO Fixed Price	20,000 GJ/d	$6.80	April 2005 — June 2005
AECO Fixed Price	60,000 GJ/d	$7.58	July 2005 — October 2005
WTI Fixed Price	1,000 Bbl/d	$47.30	March 2005 — September 2005
NYMEX Fixed Price	1,000 Bbl/d	$46.77	March 2005 — December 2005
Physical Sales Contracts
Gas Sales contract	10,000 GJ/d	$7.22	April 2005 — October 2005
Gas Sales contract	5,000 GJ/d	$7.23	April 2005 — October 2005

In addition, the following financial and physical contracts were also outstanding as at March 31, 2005 but will be part of the Trust Spinout:

	Amount	Price	Term

Financial Sales Contracts
AECO Fixed Price	10,000 GJ/d	$7.06	April 2005 — October 2005
AECO Fixed Price	10,000 GJ/d	$7.10	April 2005 — October 2005
AECO Fixed Price	20,000 GJ/d	$7.10	April 2005 — October 2005
WTI Fixed Price	1,000 Bbl/d	$53.26	April 2005 — September 2005
NYMEX Fixed Price	1,000 Bbl/d	$55.25	April 2005 — September 2005
Physical Sales Contracts
Gas Sales contract	10,000 GJ/d	$6.98	April 2005 — October 2005
Gas Sales contract	10,000 GJ/d	$7.36	April 2005 — October 2005

The Company also has in place foreign exchange forward contracts, which have fixed the exchange rate on US $9.0 million for CDN $12.9 million over the next nine months at CDN $1.4337. Additionally, the Company entered into a fixed to floating interest rate swap whereby the Company swapped US$ 7 7/8 percent fixed interest for US$ LIBOR plus 320 basis points on a notional amount of US $175 million.

Subsequent to March 31, 2005, the Company and Trilogy Energy LP (the transferee of the Spinout Assets) entered into the following financial instrument contracts:

	Amount	Price	Term

Paramount
AECO Fixed Price	10,000 GJ/d	$8.73	November 2005 — March 2006
AECO Fixed Price	10,000 GJ/d	$8.71	November 2005 — March 2006

Trilogy Energy
AECO Fixed Price	10,000 GJ/d	$8.73	November 2005 — March 2006
AECO Fixed Price	10,000 GJ/d	$8.71	November 2005 — March 2006
WTI Fixed Price	1,000 Bbl/d	$57.70	May 2005 — December 2005

The Company follows the recommendations set out by the Canadian Institute of Chartered Accountants (“CICA”) in Accounting Guideline (“AcG”) 13 — Hedging Relationships and Emerging Issues Committee Abstract 128 — Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. According to the recommendations, financial instruments that do not qualify as a hedge under AcG 13 or are not designated as a hedge are recorded in the consolidated balance sheets as either an asset or a liability, with changes in fair value recorded in net earnings. The Company has chosen not to designate any of its financial instruments as hedges and accordingly, has used mark-to-market accounting for these instruments.

During the initial implementation of AcG 13 on January 1, 2004, the Company recorded deferred financial instrument gains and losses of $3.3 million and $1.8 million, respectively, representing the fair values of financial contracts outstanding at the beginning of the fiscal year. These deferred gains and losses are being recognized in earnings over the term of the related contracts. Amortization of the deferred gains and losses resulted in a net increase in earnings before tax of $0.4 million (2004 — decrease in net earnings before tax of $0.2 million).

In addition, the Company recognized the fair value of financial instruments it entered into during the three months ended and are outstanding as at, March 31, 2005 totaling $37.7 million (2004 - $5.3 million) and a change in the fair value of previously entered financial instruments but still outstanding as at March 31, 2005 for $1.3 million (2004 — $4.7 million). These amounts reflect the unrealized changes in fair value of Paramount’s financial instruments.

The total loss on financial instruments for the three months ended March 31, 2005 of $27.9 million (2004 — $6.5 million) is comprised of the aforementioned mark-to-market valuation before tax loss on forward contracts of $39.0 million (2004 — $10.0 million), net of amortization income of $0.4 million (2004 — amortization expense of $0.2 million) and realized gains on financial instruments of $10.7 million (2004 — 3.7 million) related to monthly settlements with counterparties.

The Company is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. The Company minimizes credit risks associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and controls third party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures. The Company sells production to a variety of purchasers under normal industry sale and payment terms. The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

As noted in the Significant Events section of this MD&A, Paramount will make available for delivery an average of 150,000 GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the 25 percent owned gas marketing limited partnership. Paramount is not entitled to demand collateral securities from the gas marketing limited partnership to ensure payment for the gas volumes delivered, but is entitled to other means of protection in this regard including stringent credit and risk management restrictions. The gas marketing limited partnership’s sole counterparty on financial instruments as at March 31, 2005 is a natural gas exchange house.

		Three Months Ended
		March 31,
Netbacks ($/Boe)	2005	2004

Gross revenue before financial instruments(1)	$45.21	$40.14
Royalties	9.38	7.88
Operating costs	7.45	6.96

Operating netback	28.38	25.30

Realized gain on financial instruments	(2.85)	(1.41)
General and administration (2)	2.17	1.98
Interest (3)	1.93	1.54
Lease rentals	0.26	0.46
Current and Large Corporations tax	0.22	0.29

Cash flow netback	$26.65	$22.44

———————————

(1)	Net of transportation costs.

(2)	Excluding non-cash general and administrative expenses.

(3)	Excluding non-cash interest expense.

Royalties

Royalties, net of ARTC, amounted to $35.2 million for the three months ended March 31, 2005, as compared to $20.9 million for the comparable period in 2004. The increase is due mainly to higher petroleum and natural gas revenues. As a percentage of petroleum and natural gas sales net of transportation costs, royalties averaged 21.0 percent in the current period as compared to 19.8 percent for 2004. The slight increase in royalties as a percentage of petroleum and natural gas sales net of transportation costs is primarily the effect of lower gas cost allowance associated with the properties previously spun out to Paramount Energy Trust.

Operating Costs

For the three months ended March 31, 2005, operating costs totaled $28.0 million compared to $18.5 million during the same period a year earlier. On a unit-of-production basis, average operating costs increased 7 percent to $7.45/Boe from $6.96/Boe, reflecting a general increase in the cost of goods and services in the energy sector and the higher operating costs related to the properties acquired in the second quarter 2004.

General and Administrative Expenses

		Three Months Ended
		March 31,
General and Administrative Expenses (thousands of dollars)	2005	2004

General and administrative expenses before stock-based compensation	$6,122	$4,918
Stock-based compensation expense	3,693	956

General and administrative expenses	$9,815	$5,874

General and administrative expenses before stock-based compensation totaled $6.1 million for the three months ended March 31, 2005, as compared to $4.9 million recorded for the same period a year earlier. Paramount has increased its head-office staff levels to enable the Company to identify and develop new core areas and build its production portfolio which has resulted in the Company evaluating long-term projects and developing successful new fields. The Company has also increased administration staff levels to ensure compliance with the new corporate and reporting obligations in Canada and the United States. On a unit-of-production basis, general and administrative expenses before costs associated with stock-based compensation decreased to $1.63/Boe as compared to $1.84/Boe for the three-month period ended March 31, 2004. There were higher production volumes during the current period to cover fixed general and administrative costs than in the same period in 2004. Paramount does not capitalize any general and administrative expenses with the exception of overhead recoveries.

Stock-based compensation increased by $2.7 million during the three months ended March 31, 2005 mainly as a result of the increase in the intrinsic value of outstanding stock options and new stock options granted subsequent to March 31, 2004.

Interest Expense

Interest expense for the three months ended March 31, 2005, increased 78 percent to $7.3 million from $4.1 million for the same period in 2004. The increase in interest expense is attributed to higher debt levels resulting from the acquisitions made subsequent to March 31, 2004.

Dry Hole Costs

Under the successful efforts method of accounting petroleum and natural gas properties, costs of drilling exploratory wells are initially capitalized and, if subsequently determined to be unsuccessful, are charged to dry hole expense. Other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense as incurred. Dry hole costs for the three months ended March 31, 2005 amounted to $5.0 million as compared to $3.0 million for the same period in 2004. The first quarter 2005 provision includes $2.1 million of costs associated with wells drilled in the current quarter and $2.9 million associated with exploratory wells drilled in previous periods.

Geological and geophysical expenses increased during the three months ended March 31, 2005 to $5.5 million from $4.0 million for the same period in 2004.

Depletion and Depreciation

Depletion and depreciation (“D&D”) expense increased to $63.4 million from $41.8 million for the three months ended March 31, 2004, primarily due to a larger asset base with the major acquisitions, combined with a higher depletion and depreciation rate. On a unit-of-production basis, depletion and depreciation costs increased to $16.88/Boe as compared to $15.75/Boe for the first three months of 2004, due primarily to the addition of capital costs previously excluded from the depletable base. Expired mineral leases included in D&D expense for the three-month period ended March 31, 2005 totaled $3.0 million (2004 — $2.9 million).

Capital costs associated with undeveloped land and exploratory, non-producing petroleum and natural gas properties of $386 million are excluded from costs subject to depletion at March 31, 2005 (December 31, 2004 — $300 million).

Income Tax

Income and other tax recovery amounted to $23.6 million in the first quarter 2005 compared to $6.6 million for the same period in 2004. The recovery in 2005 resulted mainly from the tax benefit recognized on current tax losses while the recovery in 2004 was due primarily to the reduction in statutory tax rate in the first quarter 2004.

Cash Flow and Earnings

For the three months ended March 31, 2005, cash flow from operations totaled $100.0 million as compared to $59.6 million in the comparable period in 2004. The 68 percent increase in cash flow is primarily due to higher petroleum and natural gas sales resulting from increased production volumes and higher commodity prices, partially offset by higher operating costs and general and administrative expenses.

The net loss for the three months ended March 31, 2005 totaled $45.6 million compared to a net earnings of $3.2 million for the comparable period in 2004. This turn around in the net results is due mainly to the premiums paid on the notes exchange and consent solicitation as discussed above and the increase in financial instrument losses from $6.5 million for the three months ended March 31, 2004 to $27.9 million for the current period.

Quarterly Information

	Three Months Ended
(thousands of dollars, except per share amounts)	Mar. 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004

Net revenues	$106,576	$162,880	$127,192	$95,767
Net earnings (loss) before discontinued operations	$(45,558)	$(18,873)	$40,599	$10,331
Net earnings (loss) from discontinued operations	$—	$1,120	$5,213	$(395)

Net earnings (loss)	$(45,558)	$(17,753)	$45,812	$9,936

Net earnings (loss) from discontinued operations per common share - basic	$—	$(0.30)	$0.69	$0.18
- diluted	$—	$(0.29)	$0.68	$0.17

Net earnings (loss) per share - basic	$(0.72)	$(0.28)	$0.78	$0.17
- diluted	$(0.70)	$(0.28)	$0.76	$0.17

	Three Months Ended
(thousands of dollars, except per share amounts)	Mar. 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003

Net revenues	$78,107	$76,945	$65,415	$65,101
Net earnings (loss) before discontinued operations	$2,838	$10,899	$(8,491)	$(1,105)
Net earnings (loss) from discontinued operations	$341	$209	$108	$(783)

Net earnings (loss)	$3,179	$11,108	$(8,383)	$(1,888)

Net earnings (loss) from discontinued operations per common share - basic	$0.05	$0.18	$(0.14)	$(0.02)
- diluted	$0.05	$0.18	$(0.14)	$(0.02)

Net earnings (loss) per share - basic	$0.05	$0.18	$(0.14)	$(0.03)
- diluted	$0.05	$0.18	$(0.14)	$(0.03)

Except for the decline in the first quarter 2005, quarterly net revenues have continued to increase since the second quarter 2003 as the Company has steadily increased production and commodity prices continue to remain high. Net revenues for the three months ended March 31, 2005 decreased from the previous quarter due mainly to the financial instrument losses of $27.9 million incurred in the current period compared to the financial instrument gain of $27.4 million in the previous quarter. This change and the abovementioned payment of premium on notes exchange and consent solicitation are the main reasons for the net loss for the three months ended March 31, 2005.

The net loss for the three months ended December 31, 2004 was due mainly to the recording of stock option liability using the intrinsic value to account for stock options as at December 31, 2004.

Capital Expenditures

	Three Months Ended
	March 31,
	2005		2004

Wells Drilled	Gross (1)	Net (2)	Gross (1)	Net (2)

Natural Gas	94	62	81	59
Oil	10	5	4	4
Oilsands evaluation	23	14	17	17
Dry	6	3	4	2

Total	133	84	106	82

———————————
(1)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be convertible to a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.

During the three months ended March 31, 2005, Paramount participated in the drilling of 133 gross wells (84 net) compared to 106 gross wells (82 net) for the comparable three month period in 2004.

		Three Months Ended
		March 31,
Capital Expenditures (thousands of dollars)	2005	2004

Land	$17,747	$6,722
Geological and geophysical	5,513	3,992
Drilling	119,955	70,200
Production equipment and facilities	43,162	30,855

Exploration and development expenditures	$186,377	$111,769
Proceeds received on property dispositions	(11)	(3,165)
Property acquisitions	9,921	—
Other	1,005	226

Net capital expenditures	$197,292	$108,830

For the three months ended March 31, 2005, exploration and development expenditures totaled $186.4 million, as compared to $111.8 million for the same period in 2004. This increase in exploration and development expenditures is due primarily to a higher number of deep wells drilled in the West Kaybob and Grande Prairie areas. In addition, the drilling of several wells was commenced in the Grande Prairie area but was not completed due to the early season break-up. The Company has also increased land expenditures to $17.7 million from $6.7 million as Paramount continues to build its strategic land inventory.

The increase in production equipment and facilities expenditures of $12.3 million in the current quarter was due mainly to tie-in projects associated with the assets in the Kaybob and Marten Creek areas acquired in 2004.

Liquidity and Capital Resources

WORKING CAPITAL

The Company’s working capital at March 31, 2005 was a $102.4 million deficit compared to an $8.0 million surplus at December 31, 2004. This significant change in working capital is primarily the result of higher capital expenditures during the first quarter 2005 compared to the fourth quarter 2004, increasing liabilities for capital expenditures by $63.5 million, partially offset by an increase in receivables from joint venture partners of $18.7 million, and causing a reduction in short-term investments by $10.6 million. Drilling activities normally reach their highest peak during the first quarter winter season of each year. In addition, the change from a net financial instrument asset of $19.4 million as at December 31, 2004 to a net financial instrument liability of $19.3 million as at March 31, 2005, and the accruals of reorganization costs attributable to the Trust Spinout arrangement amounting to approximately $8.7 million as at March 31, 2005, contributed to the change in working capital.

The Company’s working capital deficiency will be funded by cash flows from operations and draw downs from the existing credit facility discussed below.

DEBT

As a result of the notes exchange offer and consent solicitation described above, Paramount had outstanding notes of US$213,593,000 8 1/2% Senior Notes due 2013 and US$913,000 7 7/8% senior Notes due 2010 as at March 31, 2005. The impact of the note exchange offer on the remaining 2010 Notes was the elimination of substantially all of the affirmative and restrictive covenants, events of default, repurchase rights and related provisions contained in the indenture governing these Notes.

The 2013 Notes bear interest at a rate of 8 1/2% per year and mature on January 31, 2013. The 2013 Notes will be secured by 12,755,845 units of the Trust that are owned by Paramount as a result of the Trust Spinout. However, Paramount may sell such Trust units provided it makes an offer to the holders of the 2013 Notes to purchase 2013 Notes with the net proceeds of any sales at par plus a redemption premium of up to 4 1/4% depending on when the offer is made. The 2013 Notes cannot be redeemed with proceeds of equity offerings, but Paramount may, at its option, redeem all or part of the 2013 Notes after January 31, 2007 at par plus a redemption premium up to 4 1/4% depending on when the notes are redeemed. If holders of a majority in aggregate principal amount of the 2013 Notes provide notice on September 30, 2005 that they elect to increase the interest rate on the 2013 Notes to 10 1/2% per year, Paramount may, at its option, at any time on or prior to January 31, 2006, redeem all of the 2013 Notes at par.

As at March 31, 2005, the Company had a $330 million committed revolving/non-revolving term facility with a syndicate of Canadian banks. Borrowings under the facility bear interest at the lender’s prime rate, banker’s acceptance, or LIBOR rate plus an applicable margin dependent on certain conditions. Advances drawn on the facility are secured by a fixed and floating charge over the assets of the Company. On April 1, 2005, the Company’s borrowing capacity under this facility was reduced to $130 million as a result of the Trust Spinout. The borrowing capacity is affected by the market value of the Trust Units owned by Paramount. The Company’s lenders review the market value of its Trust Units and amend the borrowing base accordingly at the end of each month. The revolving nature of the facility is due to expire on March 30, 2006.

On April 1, 2005, the Trust entered into a credit agreement with a syndicate of Canadian banks. Under the terms of the credit agreement, the Trust has a $260 million committed revolving/non-revolving term facility. Borrowings under the facility bear interest at the lenders’ prime rate, banker’s acceptance or LIBOR rate, plus an applicable margin dependent on certain conditions. The revolving nature of the Trust’s facility is due to expire on March 31, 2006. Advances drawn on the Trust’s facility will be secured by a fixed and floating charge over the assets of the Trust.

Pursuant to the plan of arrangement, Trilogy drew down its line of credit by $220 million on April 1, 2005 and paid this amount to Paramount.

The Company has letters of credit totaling $31.2 million (December 31, 2004 — $28.1 million) outstanding with a Canadian chartered bank. These letters of credit reduce the amount available under the Company’s working capital facility.

Long-term debt increased to $530.6 million at March 31, 2005, compared to $459.1 million at December 31, 2004, primarily as a result of the capital expenditures incurred during the first quarter 2005.

SHARE CAPITAL

For the three months ended March 31, 2005, 144,500 stock options were exercised for cash consideration of $2.7 million compared to 146,259 stock options exercised for cash consideration of $0.4 million for the same period in 2004. These amounts were charged to the corresponding stock option liability with the difference charged to earnings during the periods.

During the three months ended March 31, 2005, 912,450 options were exercised for shares for cash proceeds of $9.7 million. As a result, the related stock option liability was reduced by $13.2 million and the share capital was increased by $22.9 million.

As at March 31, 2005 and April 29, 2005, the Company had 64,098,050 outstanding common shares.

Related Party Transactions

Paramount sold 1,140,000 GJ of natural gas to a 25 percent owned gas marketing limited partnership for $8.1 million for the period from March 9, 2005 (date of the gas marketing limited partnership’s commencement of operations) to March 31, 2005. The transactions have been recorded at the exchange amounts.

On February 1, 2005, Wilson Drilling Ltd., a 50 percent owned subsidiary, sold 721,991 Trinidad Energy Services Income Trust units to the Company for $7.9 million in exchange for a Demand Promissory Note. This transaction has been recorded at the exchange amount.

Risks and Uncertainties

Companies involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. The Company’s performance is influenced by commodity pricing, transportation and marketing constraints and government regulation and taxation.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Paramount utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of the Company’s natural gas sales are priced to US markets, the Canada/US exchange rate can strongly affect revenue.

Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/US exchange rate further affect the price received by Paramount for its oil.

The Company’s access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Paramount intends to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.

The oil and gas industry is subject to extensive controls, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. The Company has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with all regulations and is able to respond to changes as they occur.

Paramount’s operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. The Company attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.

The Company recognizes that the industry is faced with an increasing awareness with respect to the environmental impact of oil and gas operations. Paramount has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on the Company’s operations; however, the cost of complying with environmental regulations is increasing. Paramount intends to ensure continued compliance with environmental legislation.

Critical Accounting Estimates

The MD&A is based on the Company’s consolidated financial statements, which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Paramount bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The following is a discussion of the critical accounting estimates that are inherent in the preparation of the Company’s consolidated financial statements and notes thereto.

ACCOUNTING FOR PETROLEUM AND NATURAL GAS OPERATIONS

Under the successful efforts method of accounting, the Company capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves, including acquisitions, successful exploratory wells, development costs and the costs of support equipment and facilities. Exploration expenditures, including geological and geophysical costs, lease rentals, and exploratory dry holes are charged to earnings (loss) in the period incurred. Certain costs of exploratory wells are capitalized pending determination that proved reserves have been found. Such determination is dependent upon, among other things, the results of planned additional wells and the cost of required capital expenditures to produce the reserves found.

The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results of a drilling operation can take considerable time to analyze, and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of exploratory costs related to drilling activity in a given area.

RESERVE ESTIMATES

Estimates of the Company’s reserves included in its consolidated financial statements are prepared in accordance with guidelines established by the Alberta Securities Commission. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

Paramount’s reserve information is based on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net revenues should not be assumed to be the current market value of the Company’s estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.

The estimates of reserves impact depletion, dry hole expenses and asset retirement obligations. If reserve estimates decline, the rate at which the Company records depletion increases, reducing net earnings. In addition, changes in reserve estimates may impact the outcome of Paramount’s assessment of its petroleum and natural gas properties for impairment.

IMPAIRMENT OF PETROLEUM AND NATURAL GAS PROPERTIES

The Company reviews its proved properties for impairment annually on a field basis. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues from production of total proved and probable petroleum and natural gas reserves, as estimated by the Company on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices and production costs may change, and there can be no assurance that impairment provisions will not be required in the future.

Unproved leasehold costs and exploratory drilling in progress are capitalized and reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to earnings (loss). Acquisition costs for leases that are not individually significant are charged to earnings (loss) as the related leases expire. Further impairment expense could result if petroleum and natural gas prices decline in the future or if negative reserve revisions are recorded, as it may be no longer economic to develop certain unproved properties. Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales, impacts the amount and timing of impairment provisions.

ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations recorded in the consolidated financial statements are based on an estimate of the fair value of the total costs for future site restoration and abandonment of the Company’s petroleum and natural gas properties. This estimate is based on management’s analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures, the timing of asset retirement expenditures and discussions with construction and engineering consultants. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

INCOME TAXES

The Company records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its consolidated financial statements and its tax returns. These amounts are estimates; the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods. Paramount periodically assesses the realizability of its future tax assets. If Paramount concludes that it is more likely than not that some portion or all of the future tax assets will not be realized, the tax asset would be reduced by a valuation allowance.

Recent Accounting Pronouncements

FINANCIAL INSTRUMENTS, OTHER COMPREHENSIVE INCOME AND EQUITY

The Canadian Institute of Chartered Accountants (the “CICA”) is expected to adopt a new standard in 2005 that sets out comprehensive requirements for recognition and measurement of financial instruments. Under this new standard, an entity would recognize a financial asset or liability only when the entity becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, the measurement of financial assets would vary depending on the category of the asset: financial assets held for trading (at fair value with the unrealized gains and losses on assets recorded in income), held-to-maturity investments (at amortized cost), loans and receivables (at amortized cost), and available-for-sale financial assets (at fair value with the unrealized gains and losses on assets recorded in comprehensive income). Financial liabilities held for trading would be subsequently measured at fair value while all other financial liabilities would be subsequently measured at amortized cost using the effective interest method.

In conjunction with the proposed new standard on financial instruments as discussed above, a new standard on reporting and display of comprehensive income is also expected. A statement of comprehensive income would be included in a full set of financial statements for both interim and annual periods under this new standard. Comprehensive income is defined as the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. The new statement would present net income and each component to be recognized in other comprehensive income. Likewise, the CICA is expected to adopt a new standard on Equity that would require the separate presentation of: the components of equity (retained earnings, accumulated other comprehensive income, the total of retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves); and the changes in equity arising from each of these components of equity.

These new standards are expected to be effective for the year ending December 31, 2006 for the Company.

Paramount Resources Ltd.
Consolidated Balance Sheets
Unaudited
(thousands of dollars)

	March 31	December 31
	2005	2004

ASSETS (note 4)
Current Assets

Short-term investments (market value: 2005 - $14,842; 2004 - $27,149)	$14,401	$24,983
Accounts receivable	136,208	107,843
Financial instruments (note 6)	3,293	21,564
Prepaid expenses	7,790	3,260

	161,692	157,650

Property, Plant and Equipment
Property, plant and equipment, at cost	2,119,566	1,933,104
Accumulated depletion and depreciation	(647,640)	(587,298)

	1,471,926	1,345,806

Goodwill	31,621	31,621
Other assets (note 3)	10,638	7,709
Costs related to the Trust Spinout (note 2)	4,000	—

	$1,679,877	$1,542,786

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$241,575	$147,508
Financial instruments (note 6)	22,556	2,188

	264,131	149,696

Long-term debt (note 4)	530,614	459,141
Asset retirement obligations	105,003	101,486
Deferred gain (note 2)	6,528	—
Stock based compensation liability	29,341	41,044
Future income taxes	153,439	166,380

	824,925	768,051

Commitments and Contingencies (note 8)

Shareholders’ Equity
Share capital (note 5)
Issued and outstanding 64,098,050 common shares (2004 - 63,185,600 common shares)	314,272	302,932
Retained earnings	276,549	322,107

	590,821	625,039

	$1,679,877	$1,542,786

See accompanying notes to consolidated financial statements.

Paramount Resources Ltd.
Consolidated Statements of Earnings (Loss) and Retained Earnings
Unaudited
(thousands of dollars except per share amounts)

	Three Months Ended
		March 31
	2005	2004
		(restated - note 9)

Revenue
Petroleum and natural gas sales	$176,508	$112,923
Transportation costs	(9,165)	(7,419)
Realized gain on financial instruments (note 6)	10,709	3,743
Unrealized loss on financial instruments (note 6)	(38,639)	(10,205)
Royalties (net of Alberta Royalty Tax Credit)	(35,204)	(20,935)
Gain on sale of investments	2,367	—

	106,576	78,107

Expenses
Operating	27,985	18,487
Interest	7,346	4,140
General and administrative	9,815	5,874
Lease rentals	959	1,234
Geological and geophysical	5,513	3,992
Dry hole costs	4,983	3,015
Gain on sales of property, plant and equipment	(985)	(491)
Accretion of asset retirement obligations	1,970	1,246
Depletion and depreciation	63,357	41,821
Realized foreign exchange gain on US debt	(14,191)	—
Unrealized foreign exchange loss on US debt	15,822	2,590
Premium for exchange of US debt and consent solicitation (note 4)	53,114	—

	175,688	81,908

Equity loss on investment in gas marketing limited partnership	(76)	—

Loss before income taxes	(69,188)	(3,801)

Income and other taxes
Large Corporations Tax and other	841	718
Future income tax recovery	(24,471)	(7,357)

	(23,630)	(6,639)

Net earnings (loss) from continuing operations	(45,558)	2,838
Net earnings from discontinued operations (note 9)	—	341

Net earnings (loss)	(45,558)	3,179

Retained earnings, beginning of the period	322,107	295,013
Purchase and cancellation of share capital (note 5)	—	(6,326)

Retained earnings, end of the period	$276,549	$291,866

Net earnings (loss) from continuing operations per common share
- basic	$(0.72)	$0.05
- diluted	$(0.70)	$0.05

Net earnings (loss) from discontinued operations per common share
- basic	$—	$—
- diluted	$—	$—

Net earnings (loss) per common share
- basic	$(0.72)	$0.05
- diluted	$(0.70)	$0.05

Weighted average common shares outstanding (thousands)
- basic	63,564	59,560
- diluted	64,954	60,209

See accompanying notes to consolidated financial statements.

Paramount Resources Ltd.
Consolidated Statements of Cash Flows
Unaudited
(thousands of dollars except per share amounts)

	Three Months Ended
	March 31
	2005	2004
		(restated - note 9)

Operating activities
Net earnings (loss) from continuing operations	$(45,558)	$2,838
Add (deduct)
Depletion and depreciation	63,357	41,821
Gain on sales of property, plant and equipment	(985)	(491)
Accretion of asset retirement obligations	1,970	1,246
Future income tax recovery	(24,471)	(7,357)
Amortization of other assets	96	258
Non-cash stock based compensation expense	1,673	587
Non-cash loss on financial instruments (note 6)	38,639	10,205
Realized foreign exchange gain on US debt	(14,191)	—
Unrealized foreign exchange loss on US debt	15,822	2,590
Equity loss on investment in gas marketing limited partnership	76	—
Premium for exchange of US debt and consent solicitation	53,114	—
Dry hole costs	4,983	3,015
Geological and geophysical costs	5,513	3,992

Cash flow from continuing operations	100,038	58,704
Cash flow from discontinued operations	—	850

Cash flow from operations	100,038	59,554

Change in non-cash operating working capital from continuing operations	13,422	(35,793)
Change in non-cash operating working capital from discontinued operations	—	(560)

	113,460	23,201

Financing activities
Bank loans - draws	164,801	69,989
Bank loans - repayments	(94,957)	(24,411)
Debt exchange issuance costs	(5,067)	—
Premium on exchange of US debt (note 4)	(45,077)	—
Share capital - issued, net of issuance costs	9,495	(8,898)
Discontinued operations	—	(331)

	29,195	36,349

Cash flow provided by operating and financing activities	142,655	59,550

Investing activities
Property, plant and equipment expenditures	(187,382)	(110,642)
Petroleum and natural gas property acquisitions	(9,921)	—
Proceeds on sale of property, plant and equipment	11	3,165
Equity investments (note 2)	(6,214)	—
Asset retirement obligations expenditures	(152)	(63)
Costs of reorganization	(4,000)	—
Change in non-cash investing working capital	65,003	49,344
Discontinued operations	—	(1,354)

Cash flow used in investing activities	(142,655)	(59,550)

Increase (decrease) in cash	—	—
Cash, beginning of the period	—	—

Cash, end of the period	$—	$—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(all tabular amounts expressed in thousands of dollars)

Paramount Resources Ltd. (“Paramount” or the “Company”) is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. The Company’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. The Company also has properties in Saskatchewan and offshore the East Coast in Canada, and in Montana, North Dakota, and California in the United States.

1.       Summary of Significant Accounting Policies

The interim consolidated financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in Paramount’s Annual Report for the year ended December 31, 2004, except as noted below:

The timely preparation of the interim financial statements in conformity with GAAP requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results could differ from those estimates.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

On January 1, 2005, the Company adopted the new CICA Accounting Guideline 15 (“AcG – 15”) “Consolidation of Variable Interest Entities.” AcG 15 defines a variable interest entity (“VIE”) as a legal entity in which either the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties or the equity owners lack a controlling financial interest. The guideline requires the enterprise which absorbs the majority of a VIE’s expected gains or losses, the primary beneficiary, to consolidate the VIE.

There was no effect on Paramount’s Consolidated Financial Statements on the adoption of the guideline on January 1, 2005.

2.       Significant Transactions

TRUST SPINOUT

At a special meeting held on March 28, 2005, Paramount’s shareholders and optionholders approved the Trust Spinout arrangement under the Business Corporations Act (Alberta). Through the plan of arrangement, Shareholders of Paramount received in exchange for each of their Common Shares, one New Common Share of Paramount and one Trust Unit of the new energy trust, Trilogy Energy Trust (the “Trust”). Under this transaction, Shareholders of Paramount would own all the issued and outstanding New Common Shares and 81 percent of the issued and outstanding Trust Units, with the remaining 19 percent of the issued and outstanding Trust Units being held by Paramount.

Pursuant to the plan of arrangement, the Trust indirectly owns certain of Paramounts existing assets located in the Kaybob and Marten Creek areas of Alberta (“Spinout Assets”). As holders of Trust Units after the plan of arrangement, the Unitholders will receive monthly distributions of the cash flow generated by the Spinout Assets held by Trilogy Energy LP, a limited partnership, and distributed to Unitholders through the Trust.

On March 29, 2005 Paramount received the final order of the Court of Queen’s Bench approving the above arrangement, which became effective April 1, 2005.

In connection with the Trust Spinout, Paramount has capitalized estimated costs related to the reorganization of $4.0 million as at March 31, 2005.

As the Trust Spinout was not completed until April 1, 2005, the Company’s consolidated financial statements as at and for the three months ended March 31, 2005 still include the financial position, results of operations and cash flows relating to the Spinout Assets. At closing, the Trust Spinout will not result in a substantial change in ownership of the Spinout Assets and therefore, the transaction will be accounted for at the carrying value of the net assets transferred and will not give rise to a gain or loss in the consolidated financial statements of Paramount. This will result in reductions to various accounts currently within the consolidated financial statements of Paramount Resources Ltd.

Accounts that will be significantly impacted together with the estimated reductions are as follows:

$'s (millions)

Property, plant and equipment, at cost	$1,065
Accumulated depletion and depreciation	(366)
Goodwill	19
Asset retirement obligations	(65)
Future income tax liability	(166)

The offset to these adjustments in balances will be to Shareholders’ Equity.

In addition to the above, there will be various reductions recorded to other accounts.

INTEREST IN OIL SANDS PARTNERSHIP

During the first quarter of 2005, Paramount and North American Oil Sands Corporation (“NAOSC”), formed a 50-50 owned partnership, 68-475 Alberta Oil Sands Partnership (“Oil Sands Partnership”), for the purpose of acquiring, drilling and evaluating oil sands interests in the central portion of the Athabasca Oil Sands region of Alberta. The formation of the Oil Sands Partnership was completed through a series of related events as follows:

•	Paramount acquired 50 percent interests in certain properties (Crown and Koch Lands) from NAOSC for a cash consideration of $6.3 million. Likewise, Paramount sold its 50 percent interest in certain properties to NAOSC (Thornbury Lands) for a cash consideration of $0.3 million.

•	Paramount and NAOSC each contributed certain properties (Initial Lands), with a fair value of $1.5 million for each property, to the Oil Sands Partnership and were each issued 1.5 million partnership units.

•	NAOSC subscribed for an additional 12,000,000 partnership units for $12 million.

•	Paramount transferred certain properties to the Oil Sands Partnership with an agreed fair value of $19.6 million, in exchange for 12,000,000 partnership units, a cash payment to Paramount of $6 million, and the assumption of a $1.6 million liability. The $6 million consideration was an endorsed Paramount cheque from the first transaction above and was therefore considered a non-cash transaction for purposes of the consolidated statements of cash flows.

•	Paramount and NAOSC contributed their joint properties (Crown and Koch lands) to the Oil Sands Partnership and were each issued 6,592,863 partnership units.

Paramount initially retained a 1 percent gross overriding royalty interest in some of the lands contributed to the Oil Sands Partnership in accordance with the partnership agreement. On March 21, 2005, Paramount contributed this royalty interest to the Oil Sands Partnership in exchange for an additional 8,000,000 partnership units after NAOSC acquired additional partnership units for cash as required by the partnership agreement.

Subsequent to the formation of the Oil Sands Partnership, Paramount also entered into purchase and sale agreements with NAOSC whereby the Company acquired a 50 percent interest in certain lands for $10.4 million and disposed of a 50 percent interest in other lands for $1.1 million. It is intended that these jointly owned lands will be contributed into the Oil Sands Partnership in exchange for partnership units.

These interim consolidated financial statements include Paramount’s proportionate share of the assets, liabilities and expenses of the Oil Sands Partnership as at and for the period ended March 31, 2005. The Company has recorded a deferred gain of $6.5 million related to the contribution of land into the Oil Sands Partnership. The deferred gain will be recognized in earnings as the properties are depleted.

INTEREST IN GAS MARKETING LIMITED PARTNERSHIP

In early March 2005, Paramount completed a transaction whereby it acquired an indirect 25 per cent interest in a gas marketing limited partnership for US$5 million (Cdn$6.2 million). The gas marketing limited partnership commenced operations on March 9, 2005 and is accounted for using the equity method.

In conjunction with this transaction, Paramount will make available for delivery an average of 150,000 GJ/d of natural gas over a five-year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership. Paramount and Trilogy Energy LP have entered into a Call on Production Agreement whereby Paramount will have the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favorable than the price Paramount will receive on the resale of the natural gas to the gas marketing limited partnership. The term of the Call on Production Agreement is no longer than five years.

3.       Other Assets

As at March 31, 2005, other assets are comprised of:

	March 31, 2005	December 31, 2004

Investments in gas marketing limited partnership	$5,996	$—
Deferred financing costs related to the 8 1/2% US Senior Notes due 2013	4,642	—
Deferred financing costs related to the 7 7/8% US Senior Notes due 2010	—	4,729
Deferred financing costs related to the 8 7/8% US Senior Notes due 2014	—	2,980

	$10,638	$7,709

4. Long-Term Debt

Long-term debt was comprised of:

	March 31, 2005	December 31, 2004

8 1/2% US Senior Notes due 2013 (US $213.6 million)	$258,361	$—
7 7/8% US Senior Notes due 2010 (2005 - US $0.9 million and 2004 - US $133.3 million)	1,104	160,174
8 7/8% US Senior Notes due 2014 (US $81.3 million)	—	97,662
Credit facility – current interest rate of 3.8% (2004 - 3.8%)	271,149	201,305

	$530,614	$459,141

NOTES OFFERING

On February 7, 2005, Paramount completed a note exchange offer and consent solicitation, as amended, issuing US$213,593,000 principal amount of 8 1/2 percent Senior Notes due 2013 (the “2013 Notes”) and paying aggregate cash consideration of approximately US$36.2 million (CDN$45.1 million) in exchange for approximately 99.31 percent of the outstanding 7 7/8 percent Senior Notes due 2010 (the “2010 Notes”) and 100 percent of the outstanding 8 7/8 percent Senior Notes due 2014 (the “2014 Notes”) and the note holders provided consent for Paramount to proceed with the Trust Spinout. As a result, US$913,000 principal amount of the 2010 Notes and no 2014 Notes remain outstanding. The impact of the note exchange offer on the remaining 2010 Notes was the elimination of substantially all of the affirmative and restrictive covenants, events of default, repurchase rights and related provisions contained in the indenture governing those Notes. The Company has expensed $8.0 million of deferred financing charges associated with the 2010 Notes and the 2014 Notes.

The 2013 Notes bear interest at a rate of 8 1/2 percent per year and mature on January 31, 2013. The 2013 Notes are secured by 12,755,845 units of the Trust that are owned by Paramount as a result of the Trust Spinout; however, Paramount may sell such Trust units provided it makes an offer to the holders of the 2013 Notes to purchase 2013 Notes with the net proceeds of any sales at par plus a redemption premium of up to 4 1/4 percent depending on when the offer is made. The 2013 Notes cannot be redeemed with proceeds of equity offerings, but Paramount may, at its option, redeem all or part of the 2013 Notes after January 31, 2007 at par plus a redemption premium up to 4 1/4 percent depending on when the notes are redeemed. If holders of a majority in aggregate principal amount of the 2013 Notes provide notice on September 30, 2005 that they elect to increase the interest rate on the 2013 Notes to 10 1/2 percent per year, Paramount may, at its option, at any time on or prior to January 31, 2006, redeem all of the 2013 Notes at par.

CREDIT FACILITIES

As at March 31, 2005, the Company had a $330 million committed revolving/non-revolving term facility with a syndicate of Canadian banks. Borrowings under the facility bear interest at the lender’s prime rate, banker’s acceptance, or LIBOR rate plus an applicable margin dependent on certain conditions. Advances drawn on the facility are secured by a fixed and floating charge over the assets of the Company.

On April 1, 2005, the Company’s borrowing capacity under this facility was reduced to $130 million as a result of the Trust Spinout. The borrowing capacity is affected by the market value of the Trust Units owned by Paramount. The Company’s lenders review the market value of its Trust Units and amend the borrowing base accordingly at the end of each month. The revolving nature of the facility is due to expire on March 30, 2006.

On April 1, 2005, the Trust entered into a credit agreement with a syndicate of Canadian banks. Under the terms of the credit agreement, the Trust has a $260 million committed revolving/non-revolving term facility. Borrowings under the facility bear interest at the lenders’ prime rate, banker’s acceptance or LIBOR rate, plus an applicable margin dependent on certain conditions. The revolving nature of the Trust’s facility is due to expire on March 31, 2006. Advances drawn on the Trust’s facility will be secured by a fixed and floating charge over the assets of the Trust.

Pursuant to the plan of arrangement, Trilogy drew down its line of credit by $220 million on April 1, 2005, and paid this amount to Paramount.

The Company has letters of credit totaling $31.2 million (December 31, 2004 - $28.1 million) outstanding with a Canadian chartered bank. These letters of credit reduce the amount available under the Company’s working capital facility.

5.       Share Capital

AUTHORIZED CAPITAL

The authorized capital of the Company is comprised of an unlimited number of non-voting preferred shares without nominal or par value, issuable in series, and an unlimited number of common shares without nominal or par value.

Common Shares	Number	Consideration

Balance December 31, 2003	60,094,600	$200,274

Shares repurchased - at carrying value	(1,629,500)	(5,322)
Stock options exercised	220,500	3,057
Common shares issued, net of issuance costs	2,500,000	54,901
Flow through shares issued, net of issuance costs	2,000,000	57,981
Tax adjustment on share issuance costs and flow-through share renunciations	—	(7,959)

Balance December 31, 2004	63,185,600	$302,932

Stock options exercised	912,450	22,870
Tax adjustment on flow through share renunciations	—	(11,530)

Balance March 31, 2005	64,098,050	$314,272

ISSUED CAPITAL

The Company instituted a Normal Course Issuer Bid to acquire a maximum of five percent of its issued and outstanding shares which commenced May 15, 2003 and expired May 14, 2004. Between January 1, 2004 and May 14, 2004, 1,629,500 shares were purchased pursuant to the plan at an average price of $11.91 per share. For the three months ended March 31, 2004, $6.3 million has been charged to retained earnings related to the share repurchase price in excess of the carrying value of the shares.

On October 15, 2004, Paramount completed the private placement of 2,000,000 common shares issued on a “flow-through” basis at $29.50 per share. The gross proceeds of the issue were $59 million. As at March 31, 2005, the Company had made renunciations of $54.0 million.

On October 26, 2004, Paramount completed the issuance of 2,500,000 common shares at a price of $23.00 per share. The gross proceeds of the issue were $57.5 million.

STOCK OPTION PLAN

The Company has an Employee Incentive Stock Option plan (the “plan”). Under the plan, stock options are granted at the current market price on the day prior to issuance. Participants in the plan, upon exercising their stock options, may request to receive either a cash payment equal to the difference between the exercise price and the market price of the Company’s common shares or common shares issued from Treasury. Irrespective of the participant’s request, the Company may choose to only issue common shares. Cash payments made in respect of the plan are charged to general and administrative expenses when incurred. Options granted vest over four years and have a four and a half year contractual life.

As at March 31, 2005, 4.1 million shares were reserved for issuance under the Company’s Employee Incentive Stock Option Plan, of which 2.3 million options are outstanding, exercisable to August 31, 2009, at prices ranging from $8.91 to $31.85 per share.

	Three Months
	Ended
Stock options	March 31, 2005
	Average Grant
	Price	Options

Balance, beginning of period	$10.41	3,212,500
Granted	28.62	148,000
Exercised	10.50	(1,057,000)
Cancelled	26.90	(24,000)

Balance, end of period	$11.38	2,279,500

Options exercisable, end of period	$9.32	254,375

The following summarizes information about stock options outstanding at March 31, 2005:

		Outstanding			Exercisable
Exercise		Weighted Average	Weighted Average	Exercisable	Weighted Average
Prices	Number	Contractual Life	Exercise Price	Number	Exercise Price

$8.91-9.80	1,724,000	2	$9.02	208,375	$8.99
$10.01-12.02	132,000	1	10.47	42,000	10.66
$12.51-31.85	423,500	4	21.27	4,000	12.51

Total	2,279,500	3	$11.38	254,375	$9.32

During the three months ended March 31, 2005, 144,550 options were exercised for cash consideration of $2.7 million (2004 – 146,500 options – $0.4 million), for which, $2.0 million of this amount was charged to the stock option liability with the balance charged to earnings during the period.

During the three months ended March 31, 2005, 912,450 options were exercised for shares for cash proceeds of $9.5 million. As a result, the related stock option liability was reduced and share capital increased by $13.4 million.

FAIR VALUES

The Company uses the intrinsic value method to account for its stock-based compensation. The Company recognized compensation costs related to stock options issued and outstanding of $3.7 million (2004 – $0.6 million).

6.       Financial Instruments

The changes in fair value associated with the financial instruments are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all financial instruments is based on quoted prices or, in the absence of quoted prices, third party market indications and forecasts.

The following tables present a reconciliation of the change in the unrealized and realized gains and losses on financial instruments from December 31, 2004 to March 31, 2005.

	March 31, 2005	December 31, 2004

Financial instrument asset	$3,293	$21,564
Financial instrument liability	(22,556)	(2,188)

Net financial instrument asset (liability)	$(19,263)	$19,376

Change in net financial instrument asset (liability)	$ (38,639)

	Three Months Ended			Three Months Ended
	March 31, 2005			March 31, 2004
	Net			Net
	Deferred			Deferred
	Amounts	Mark-to		Amounts	Mark-to
	on	Market		on	Market
	Transition	Gain (Loss)	Total	Transition	Gain (Loss)	Total

Fair value of Contracts, January 1, 2004	$—	$—	$—	$(1,450)	$1,450	$—

Change in fair value of contracts recorded on transition, still outstanding at March 31	—	(1,278)	(1,278)	—	(4,727)	(4,727)

Amortization of deferred amounts on transition	412	—	412	(218)	—	(218)

Fair value of contracts entered into during the period	—	(37,773)	(37,773)	—	(5,260)	(5,260)

Unrealized gain (loss) on financial instruments	$412	$(39,051)	$(38,639)	$(1,668)	$(8,537)	$(10,205)

Realized gain on financial instruments for the three months ended March 31			10,709			3,743

Net gain (loss) on financial instruments for the three months ended March 31			$(27,930)			$(6,462)

INTEREST RATE CONTRACTS

On June 6, 2004, the Company entered into a fixed to floating interest rate swap. The fair value of this contract as at March 31, 2005, was a loss of $1.2 million.

Description of Swap		Notional	Indenture
Transaction	Maturity Date	Amount	Interest	Swap to	Effective Rate

7 7/8 percent interest rate swap	November 1, 2010	US$175 million	US$ fixed	US$ floating	US$ LIBOR plus 320 Basis Points

(a)       FOREIGN EXCHANGE CONTRACTS

The Company has entered into the following currency index swap transactions, fixing the exchange rate on receipts of US$1 million each month at CDN$1.4337, expiring December 31, 2005. The US$/CDN$ closing exchange rate was 1.2096 as at March 31, 2005.

Year of settlement	US dollars	Weighted average exchange rate

2005	$9,000	1.4337

On January 1, 2004, upon adoption of Accounting Guideline 13 – Hedging Relationships, the Company recorded a deferred gain on transition on financial instruments of $3.3 million related to existing foreign exchange contracts. The fair value of these contracts at March 31, 2005, was a gain of $2.0 million. The change in fair value, a $1.3 million loss, and $0.4 million amortization of the deferred gain have been recorded in the consolidated statement of earnings.

(b)      COMMODITY PRICE CONTRACTS

At March 31, 2005, Paramount had the following forward financial contracts in place:

	Amount	Price	Term

Financial Sales Contracts
AECO Fixed Price	20,000 GJ/d	$6.28	April 2005 - June 2005
AECO Fixed Price	20,000 GJ/d	$6.30	April 2005 - June 2005
AECO Fixed Price	20,000 GJ/d	$6.80	April 2005 - June 2005
AECO Fixed Price	60,000 GJ/d	$7.58	July 2005 - October 2005
WTI Fixed Price	1,000 Bbl/d	$47.30	March 2005 - September 2005
NYMEX Fixed Price	1,000 Bbl/d	$46.77	March 2005 - December 2005

The fair value of these financial contracts as at March 31, 2005 was a $15.1 million loss.

In addition, the following financial contracts were also outstanding as at March 31, 2005 but will be part of the Trust Spinout:

	Amount	Price	Term

Financial Sales Contracts
AECO Fixed Price	10,000 GJ/d	$7.06	April 2005 - October 2005
AECO Fixed Price	10,000 GJ/d	$7.10	April 2005 - October 2005
AECO Fixed Price	20,000 GJ/d	$7.10	April 2005 - October 2005
WTI Fixed Price	1,000 Bbl/d	$53.26	April 2005 - September 2005
NYMEX Fixed Price	1,000 Bbl/d	$55.25	April 2005 - September 2005

The fair value of these financial contracts as at March 31, 2005 was a $3.8 million loss.

(c)       FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Borrowings under bank credit facilities and the issuance of commercial paper are for short periods and are market rate based, thus, carrying values approximate fair value. Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at period-end. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices available to the Company.

(d)       CREDIT RISK

The Company is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. The Company minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and controls third party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures. The Company sells production to a variety of purchasers under normal industry sale and payment terms. The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

Paramount will make available for delivery an average of 150,000 GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the 25 percent owned gas marketing limited partnership. Paramount is not entitled to demand collateral securities from the gas marketing limited partnership to ensure payment for the gas volumes delivered, but is entitled to other means of protection in this regard including stringent credit and risk management restrictions. The gas marketing limited partnership’s sole counterparty on financial instruments as at March 31, 2005 is a natural gas exchange house.

(e)       INTEREST RATE RISK

The Company is exposed to interest rate risk to the extent that changes in market interest rates will impact the Company’s debts that have a floating interest rate.

7.       Related Party Transactions

GAS MARKETING LIMITED PARTNERSHIP

From March 9, 2005 to March 31, 2005, the Company sold 1,140,000 GJ of gas for $8.1 million to the gas marketing limited partnership for which the Company has a 25 percent interest in (note 2). The transactions have been recorded at the exchange amount.

WILSON DRILLING LTD.

On February 1, 2005, Wilson Drilling Ltd. sold 721,991 Trinidad Energy Services Income Trust Units to the Company for $7.9 million in exchange for a Demand Promissory Note. The transaction has been recorded at the exchange amount.

8.       Commitments and Contingencies

CONTINGENCIES

The Company is party to various legal claims associated with the ordinary conduct of business. The Company does not anticipate that these claims will have a material impact on the Company’s financial position.

The Company indemnifies, to the extent permitted by law, its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company. The Company has acquired and maintains liability insurance for its directors and officers.

COMMITMENTS

As at March 31, 2005, Paramount has the following pipeline transportation commitments:

Year	Commitment

2005	$9,305
2006	7,879
2007	7,879
2008	7,879
2009	7,682
Thereafter	46,619

$87,243

In addition, the following pipeline transportation commitments were outstanding as at March 31, 2005 but will be part of the Trust Spinout:

Year	Commitment

2005	$6,732
2006	8,976
2007	8,976
2008	8,976
2009	8,976
Thereafter	49,171

$91,807

At March 31, 2005, Paramount had the following physical contracts:

Physical Sales Contracts
Gas Sales contract	10,000 GJ/d	$7.22	April 2005 - October 2005
Gas Sales contract	5,000 GJ/d	$7.23	April 2005 - October 2005

In addition, the following physical contracts were also outstanding as at March 31, 2005 but will be transferred as part of the Trust Spinout:

	Amount	Price	Term

Physical Sales Contracts
Gas Sales contract	10,000 GJ/d	$6.98	April 2005 - October 2005
Gas Sales contract	10,000 GJ/d	$7.36	April 2005 - October 2005

9.       Discontinued Operations

On July 27, 2004, Wilson Drilling Ltd. (“Wilson”), a private drilling company in which Paramount owns a 50 percent equity interest, closed the sale of its drilling assets for $32 million to a publicly traded Income Trust. The gross proceeds were $19.2 million cash with the balance in exchangeable shares.

On September 10, 2004, Paramount completed the disposition of its 99 percent interest in Shehtah Wilson Drilling Partnership for approximately $1.0 million.

On December 13, 2004, Paramount completed the disposition of a building acquired as part of the Summit acquisition, for approximately $10.5 million, inclusive of the mortgage assumed by the purchaser of $6.4 million.

Selected financial information of the discontinued operations for the three months ended March 31, 2004:

		Shehtah
	Wilson	Wilson
	Drilling	Drilling
	Ltd.	Partnership	Building	Total

Revenue
Other Income	$590	$482	$—	$1,072

Expenses
Interest	96	—	102	198
General and administrative	17	238	(289)	(34)
Depreciation	241	2	76	319
(Gain) loss on sale of property and equipment	46	—	—	46

	400	240	(111)	529

Net earnings (loss) before income tax	190	242	111	543
Large Corporation Tax and other	—	—	58	58
Future income tax expense	139	—	5	144

Net earnings (loss) from discontinued operations	$51	$242	$48	$341

10.       Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

Paramount Resources Ltd.
Supplemental Oil and Gas Operating Statistics — unaudited
For the Period Ended March 31, 2005
Note 1 — The results are presented on the basis of Paramount Resources Ltd. as a complete entity and does not give effect to the Trilogy Energy Trust spinoff.

Sales Volumes	2005	2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Gas (MMcf/d)	203	198	196	157	141	141	136	142
Oil and Natural Gas Liquids (Bbl/d)	7,925	8,903	8,446	6,134	5,675	5,877	7,461	7,465

Total Sales Volumes (Boe/d) (6:1)	41,714	41,878	41,072	32,354	29,178	29,353	30,098	31,129

Per-unit Results	2005	2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Produced Gas ($/Mcf)
Price, before transportation and selling	7.47	7.38	6.77	7.52	7.08	5.69	6.29	6.45
Transportation	0.47	0.41	0.41	0.51	0.54	0.55	0.55	0.54
Royalties	1.60	1.27	1.26	1.33	1.33	0.55	1.30	1.14
Operating expenses, net of processing revenue	1.15	1.23	1.16	1.03	1.08	1.26	1.19	0.95

Cash netback before realized financial instruments	4.25	4.47	3.94	4.65	4.13	3.33	3.25	3.82
Realized financial instruments	0.59	0.57	(0.13)	(0.31)	0.42	0.25	(0.72)	(1.07)

Cash netback including realized financial instruments	4.84	5.04	3.81	4.34	4.55	3.58	2.53	2.75

Produced Oil & Natural Gas Liquids ($/Bbl)
Price, before transportation and selling	56.32	48.30	50.97	46.17	42.70	37.00	37.17	37.64
Transportation	0.84	0.71	0.71	0.80	0.83	0.98	0.69	0.70
Royalties	8.34	8.82	10.02	7.58	7.52	6.64	6.75	7.28
Operating expenses, net of processing revenue	9.81	10.49	8.04	8.14	8.87	11.01	10.01	8.90

Cash netback before realized financial instruments	37.33	28.28	32.20	29.65	25.48	18.37	19.72	20.76
Realized financial instruments	0.63	(3.53)	(0.18)	(2.75)	(4.93)	(3.13)	(2.27)	(1.67)

Cash netback including realized financial instruments	37.96	24.75	32.02	26.90	20.55	15.24	17.45	19.09

Total Produced ($/Boe)
Price, before transportation and selling	47.01	45.15	42.78	45.31	42.52	34.69	37.59	38.47
Transportation	2.44	2.10	2.12	2.64	2.79	2.82	2.64	2.63
Royalties	9.38	7.89	8.07	7.89	7.88	3.95	7.56	6.95
Operating expenses, net of processing revenue	7.45	8.02	7.18	6.54	6.96	8.25	7.85	6.46

Cash netback before realized financial instruments	27.74	27.14	25.41	28.24	24.89	19.67	19.54	22.43
Realized financial instruments	3.11	1.26	(0.67)	(2.03)	1.07	0.57	(3.76)	(5.37)

Cash netback including realized financial instruments	30.85	28.40	24.74	26.21	25.96	20.24	15.78	17.06

Note 2 - Q3 2004 and subsequent periods includes the major asset acquisitions.

Note 3 - The Alberta Securities Commission released National Instrument 51-101 (the “Instrument”) in 2003, with an effective date of September 30, 2003. The instrument requires all reported petroleum and natural gas production to be measured in marketable quantities with adjustments for heat content included in the commodity price reported. The Company has adopted the Instrument prospectively. As such, commencing with the fourth quarter of 2003, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

Paramount Resources Ltd.
Proforma Supplemental Oil and Gas Operating Statistics — unaudited
For the Period Ended March 31, 2005
Note 1 — Pro-forma is presented on the basis of removing the results associated with the properties that were part of the Trilogy Energy Trust spinoff.

Sales Volumes	2005	2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Gas (MMcf/d)	81	79	92	68	61	70	56	66
Oil and Natural Gas Liquids (Bbl/d)	2,975	3,231	3,242	3,818	3,408	3,782	5,167	5,516

Total Sales Volumes (Boe/d) (6:1)	16,522	16,440	18,552	15,088	13,494	15,375	14,571	16,546

Per-unit Results	2005	2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Produced Gas ($/Mcf)
Price, before transportation and selling	7.46	7.38	6.57	7.61	6.83	5.41	6.42	6.59
Transportation	0.61	0.41	0.41	0.51	0.54	0.55	0.55	0.54
Royalties	1.17	0.53	0.95	1.19	1.35	(0.09)	1.53	0.81
Operating expenses, net of processing revenue	1.22	1.11	0.96	1.48	1.29	0.71	1.61	1.28

Cash netback before realized financial instruments	4.46	5.33	4.25	4.43	3.65	4.24	2.73	3.96
Realized financial instruments	0.59	0.17	0.10	(0.17)	0.51	0.33	(0.71)	(1.04)

Cash netback including realized financial instruments	5.05	5.50	4.35	4.26	4.16	4.57	2.02	2.92

Produced Oil & Natural Gas Liquids ($/Bbl)
Price, before transportation and selling	57.83	45.55	46.61	45.97	41.95	36.63	36.90	37.48
Transportation	0.68	0.71	0.71	0.80	0.83	0.98	0.69	0.70
Royalties	5.74	11.08	11.07	7.17	6.49	6.82	6.64	7.37
Operating expenses, net of processing revenue	9.56	10.36	10.96	10.21	9.07	13.99	11.91	9.74

Cash netback before realized financial instruments	41.85	23.40	23.87	27.79	25.56	14.84	17.66	19.67
Realized financial instruments	0.63	(5.17)	1.34	(5.05)	(4.66)	(3.99)	(2.75)	(2.02)

Cash netback including realized financial instruments	42.48	18.23	25.21	22.74	20.90	10.85	14.91	17.65

Total Produced ($/Boe)
Price, before transportation and selling	47.11	44.53	40.65	45.91	41.40	33.59	38.23	39.10
Transportation	3.11	2.10	2.12	2.64	2.79	2.82	2.64	2.63
Royalties	6.71	4.73	6.63	7.13	7.68	1.28	8.29	5.69
Operating expenses, net of processing revenue	7.64	7.39	6.66	9.22	8.06	6.65	10.48	8.38

Cash netback before realized financial instruments	29.65	30.31	25.24	26.92	22.87	22.84	16.82	22.40
Realized financial instruments	3.11	(0.22)	0.73	(2.02)	1.12	0.49	(3.73)	(4.85)

Cash netback including realized financial instruments	32.76	30.09	25.97	24.90	23.99	23.33	13.09	17.55

Note 2 - Q3 2004 and subsequent periods includes the major asset acquisitions.

Note 3 - The Alberta Securities Commission released National Instrument 51-101 (the “Instrument”) in 2003, with an effective date of September 30, 2003. The instrument requires all reported petroleum and natural gas production to be measured in marketable quantities with adjustments for heat content included in the commodity price reported. The Company has adopted the Instrument prospectively. As such, commencing with the fourth quarter of 2003, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

Paramount Resources Ltd.
Proforma Supplemental Oil and Gas Operating Statistics — unaudited
For the Period Ended March 31, 2005
Note 1 — Pro-forma is presented on the basis of including only the results associated with the properties that were part of the Trilogy Energy Trust spinoff.

Sales Volumes	2005	2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Gas (MMcf/d)	122	119	104	90	81	71	79	76
Oil and Natural Gas Liquids (Bbl/d)	4,950	5,672	5,204	2,316	2,267	2,095	2,294	1,949

Total Sales Volumes (Boe/d) (6:1)	25,192	25,439	22,521	17,266	15,684	13,978	15,527	14,582

Per-unit Results	2005	2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Produced Gas ($/Mcf)
Price, before transportation and selling	7.48	7.38	6.95	7.44	7.26	5.96	6.20	6.16
Transportation	0.38	0.41	0.41	0.51	0.54	0.55	0.55	0.54
Royalties	1.85	1.76	1.54	1.43	1.31	1.16	1.14	1.43
Operating expenses, net of processing revenue	1.25	1.30	1.34	0.69	0.93	1.80	0.89	0.66

Cash netback before realized financial instruments	4.00	3.91	3.66	4.81	4.48	2.45	3.62	3.53
Realized financial instruments	0.59	0.83	(0.34)	(0.37)	0.29	0.17	(0.71)	(1.13)

Cash netback including realized financial instruments	4.59	4.74	3.32	4.44	4.77	2.62	2.91	2.40

Produced Oil & Natural Gas Liquids ($/Bbl)
Price, before transportation and selling	55.42	49.85	53.68	46.50	43.84	37.65	37.76	38.10
Transportation	0.94	0.71	0.71	0.80	0.83	0.98	0.69	0.70
Royalties	11.32	7.55	9.36	8.26	9.07	6.33	6.98	7.01
Operating expenses, net of processing revenue	6.70	10.57	6.22	4.72	8.57	5.63	5.71	6.53

Cash netback before realized financial instruments	36.46	31.02	37.39	32.72	25.37	24.71	24.38	23.86
Realized financial instruments	0.63	(2.62)	(1.12)	(1.95)	(2.30)	(1.56)	(1.18)	(0.67)

Cash netback including realized financial instruments	37.09	28.40	36.27	30.77	23.07	23.15	23.20	23.19

Total Produced ($/Boe)
Price, before transportation and selling	46.95	45.54	44.54	44.78	43.49	35.90	36.99	36.82
Transportation	2.01	2.10	2.12	2.64	2.79	2.82	2.64	2.63
Royalties	11.12	9.89	9.26	8.56	8.06	6.88	6.87	8.39
Operating expenses, net of processing revenue	7.33	8.42	7.60	4.20	6.02	10.01	5.39	4.28

Cash netback before realized financial instruments	26.49	25.13	25.56	29.38	26.62	16.19	22.09	21.52
Realized financial instruments	3.11	3.31	(1.83)	(2.16)	1.18	0.66	(3.79)	(5.97)

Cash netback including realized financial instruments	29.60	28.44	23.73	27.22	27.80	16.85	18.30	15.55

Note 2 - Q3 2004 and subsequent periods includes the major asset acquisitions.

Note 3 - The Alberta Securities Commission released National Instrument 51-101 (the “Instrument”) in 2003, with an effective date of September 30, 2003. The instrument requires all reported petroleum and natural gas production to be measured in marketable quantities with adjustments for heat content included in the commodity price reported. The Company has adopted the Instrument prospectively. As such, commencing with the fourth quarter of 2003, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.